Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1. Name and Address of Company

Mogo Inc. (the "Company" or "Mogo")

2100 – 401 West Georgia Street

Vancouver, British Columbia

V6B 5A1

Item 2. Date of Material Change

January 25, 2021

Item 3. News Release

A news release was disseminated on January 26, 2021 via BusinessWire.

Item 4. Summary of Material Change

The Company announced the closing of its acquisition (the "Acquisition") of Carta Solutions Holding Corporation  ("Carta").  Under  the  terms  of  the  Acquisition,  Mogo  acquired  all  of  the  issued  and outstanding securities of Carta in exchange for the issuance of 10,000,000 common shares of Mogo ("Mogo Shares").

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

Under the terms of the Acquisition, Mogo acquired all of the issued and outstanding securities of Carta in exchange for the issuance of 10,000,000 Mogo Shares. The Mogo Shares have been issued to an intermediary limited partnership and will not begin to be distributed to former holders of Carta securities, including management, until the earlier of (i) the date on which the 10-day volume-weighted average price of Mogo Shares on the Toronto Stock Exchange equals $7.45 per Mogo Share or higher, and (ii) September 30, 2022 (or December 31, 2021, in the case of former holders of certain Carta notes issued in 2019). Upon completion of the Acquisition, Carta became a wholly-owned subsidiary of Mogo. Carta is expected to continue to operate on a substantially separate basis to Mogo.

Christopher Payne, Carta’s lead director, has joined Mogo’s board concurrent with the closing of the Acquisition.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

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Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Gregory Feller, the President and Chief Financial Officer of the Company is knowledgeable about the material change described above. His business telephone number is 1-604-659-4380.

Item 9. Date of Report

February 3, 2021.

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